Exhibit 8

ELLOMAY CAPITAL LTD.

List of Subsidiaries

Name of Subsidiary	Percentage of Ownership	Jurisdiction of Incorporation
Ellomay Capital Communication Ltd.	100%	Israel
Ellomay Clean Energy Ltd.	100%	Israel
Ellomay Luxemburg Holdings S.àr.l.	100%	Luxemburg
Ellomay PV One S.r.l.	100%	Italy
Ellomay PV Two S.r.l.	100%	Italy
Ellomay PV Five S.r.l.	100%	Italy
Ellomay PV Six S.r.l.	100%	Italy